UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 24, 2011

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Incorporation by Reference

The information contained in this Report on Form 6-K (excluding Exhibit 1) shall be incorporated by reference in the prospectuses relating to the Registrant’s debt securities contained in the Registrant’s Registration Statements on Forms F-3 (File Nos. 333-163800 and 333-172579), as such prospectuses may be amended or supplemented from time to time.

On Thursday, November 24, 2011, Westpac announced a new Group management structure and executive appointments.

Two new divisions have been created:

•      Australian Financial Services (AFS) encompassing Westpac Retail & Business Banking, St.George Banking Group, BT Financial Group, and Banking Products and Risk Management. This new division will be led by Brian Hartzer who will join Westpac in 2012.

•      Group Services encompassing Technology, Banking Operations, Property Services and Legal. The division will be led by John Arthur, Group Chief Operating Officer.

AUSTRALIAN FINANCIAL SERVICES

The new organisation structure brings together Westpac’s retail brands — Westpac, St.George, BankSA, Bank of Melbourne, RAMS and BT Financial Group.

The Group Executives of Westpac Retail & Business Banking, St.George Banking Group and BT Financial Group will report to Mr Hartzer.

AFS will also include the product responsibilities for Australian banking. Peter Clare, Group Executive, Product & Operations, will be moving to the new role of Chief Operating Officer, AFS.  His responsibilities will include product management and development, risk management, management of customer contact centres, and online and mobile banking.  A key part of Mr Clare’s role will be the optimisation of the multi-brand model.

To facilitate the transition to the AFS division, Peter Hanlon, Group Executive, Transformation and Productivity, will be appointed immediately as Chief Executive, AFS until Mr Hartzer takes up the role in 2012.

Mr Hartzer is currently the Royal Bank of Scotland (RBS) Chief Executive Officer UK Retail, Wealth, and Ulster Bank, and a member of the Group Executive Committee.  Before joining RBS in 2009 he was ANZ’s Chief Executive Officer Australia, covering all of that Bank’s domestic retail and commercial banking businesses, and strategy lead for ANZ’s retail and wealth management businesses across Australia, New Zealand, Asia, and the Pacific.

GROUP SERVICES

The second key element of the restructure is the creation of a new division called Group Services encompassing technology, banking operations, legal and property services.  The division will bring together critical support functions.

This new Group Services division will be led by John Arthur who will become the Westpac Group’s Chief Operating Officer.  Over the past 20 years Mr Arthur has had extensive leadership experience across a range of industries, with a significant emphasis on major projects and information technology transformation.  Before joining Westpac as Group Executive, Counsel & Secretariat in 2008, he was Chief Executive Officer of the Investa Property Group.

Working with Mr Arthur will be Bob McKinnon, who, having overseen the rebuilding of technology capability at Westpac, has decided to step back from a full-time Group Executive role.  Mr McKinnon will, however, remain with Westpac as Enterprise Executive, Group Services division, providing senior oversight across the new division, reporting to Mr Arthur.

FURTHER EXECUTIVE CHANGES

In announcing the new management structure, Westpac reported that Rob Coombe, Group Executive, Westpac Retail & Business Banking, has decided to leave the Group to pursue other opportunities, and that Jason Yetton has been appointed to the role of Group Executive, Westpac Retail & Business Banking.

The new structure will take effect immediately.

Exhibit No.	Description

1	Media Release: Westpac announces new Group management structure and executive appointments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: November 24, 2011	By:	/s/ Sean Crellin
Sean Crellin
Director, Legal